Exhibit 99.1

Brenmiller Energy Ltd. Announces Expected Implementation of 7-for-1 Reverse Share Split

ROSH HA’AYIN, Israel, January 21, 2026 (GLOBE NEWSWIRE) --  Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of Thermal Energy Storage (“TES”) solutions for industrial and utility customers, today announced that a reverse share split of its issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”) at a ratio of 7-for-1 is expected to be implemented after market close on January 23, 2026. The Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market on a post-split basis at the market open on January 26, 2026 under the Company’s existing trading symbol “BNRG”.

The reverse share split was approved by the Company’s shareholders at the Company’s Special General Meeting of Shareholders held on January 13, 2026 (the “Meeting”).

Following the reverse share split, the Company’s outstanding Ordinary Shares will be reduced from 5,010,962 Ordinary Shares to 715,852 Ordinary Shares, proportionate to the approved reverse split ratio. The Company’s authorized share capital will not be impacted by the implementation of the reverse share split and will remain 150,000,000 ordinary shares and 25,000 preferred shares following the consummation of the reverse share split.

The Company’s preferred shares, no par-value each (the “Preferred Shares”), shall not be reduced as a result of the reverse share split; instead, the applicable conversion ratio of the Preferred Shares shall be proportionally adjusted to reflect the reverse share split.

No fractional shares will be issued as a result of the reverse split. In accordance with the Company’s Articles of Association, all fractional shares will be rounded to the nearest whole Ordinary Share such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share shall be entitled to receive one consolidated share.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ ZERO thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the company on X and LinkedIn.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing the implementation of the reverse share split. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2025, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact: investors@bren-energy.com